Mail Stop 3628

September 13, 2005

VIA FACSIMILE:  (612) 632-4229

Amy E. Dahl, Esq.
Gray, Plant, Mooty, Mooty & Bennett, P.A.
500 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 632-3229

Re:	South Dakota State Medical Holdings, Inc.
	Schedule 13E-3/A, file no. 005-47764,
	filed September 2, 2005

Dear Ms. Dahl:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3
Engagement of Manchester Financial Group, LLC, page 25

1. We note your amendment and response to prior comment 9, however, we believe that the second sentence, reading "[n]either the valuation report, nor the fairness opinion, is intended to confer rights and remedies upon any of our shareholders or any other person," is a statement that the shareholders are not entitled to rely on the disclosure in the document. It is our position that shareholders are entitled to rely on the disclosure in the document. Please remove this sentence accordingly.

Financial Information, page 42

2. The Company remains required to produce a ratio of earnings to fixed charges. The requirement imposes an obligation to calculate such ratio in a "manner consistent with Item 503(d) of Regulation S-K." Please provide such information, or alternatively, tell us why such item requirements do not apply.

Attachment A

3. We note your amendment and response to prior comment 15, however, we believe that you should expand the disclosure to state that Manchester has consented to the inclusion of the report in the information statement.

Attachment B

4. We note your amendment and response to prior comment 16, however, we believe that you should expand the disclosure to state that Manchester has consented to the inclusion of the report in the information statement.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions please contact me at (202) 551-
3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions